UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
May 10, 2010
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle East
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

This Report on Form 6-K shall be incorporated by reference in the automatic shelf registration statement on Form F-3 as amended by Post Effective Amendment No. 1 (File No. 333-160580) of Sterlite Industries (India) Limited (the “Company”).
Other Events
On May 7, 2010, the Company notified the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited (collectively, the “Indian Stock Exchanges”) that the register of members and share transfer books of the Company will remain closed on May 21, 2010 for the purpose of determining the shareholders of the Company who will be entitled for payment of the Company’s dividend of Rs. 3.75 per equity share of Rs. 2 each announced at the meeting of our Company’s board of directors held on April 26, 2010. The Company also notified the Indian Stock Exchanges that the annual general meeting of the Company’s shareholders has been scheduled for June 11, 2010 for approving, among other things, the payment of such dividends.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: May 10, 2010	STERLITE INDUSTRIES (INDIA) LIMITED
	By:	/s/ Vinod Bhandawat
	Name:	Vinod Bhandawat
	Title:	Chief Financial Officer